SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated May 5, 2004

                           Commission File No. 1-14838

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                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                                 --------------

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


       Enclosure: Press release dated May 5, 2004 announcing that Rhodia completed its capital increase with preferential
                 subscription rights launched on April 13, 2004.


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                                 [RHODIA LOGO]



              SUCCESS OF THE RIGHTS ISSUE: 471 MILLION EUROS RAISED


Paris, May 5, 2004 : Rhodia today announced the successful completion of its capital increase with preferential subscription rights launched on April 13, 2004. As a result of the transaction, Rhodia raised gross proceeds of 471 million euros through the issuance of 448,272,970 new shares.

The new shares will be delivered and listed on May 7, 2004, at which date Rhodia's share capital will consist of 627,582,158 shares.

This press release does not constitute a public offer to sell securities nor a solicitation of an order to purchase or subscribe to purchase securities in France pursuant to article L. 411-1 of the French Monetary Code.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135c of the Securities Act of 1933.

This communication is for distribution only to persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended (all such persons together being referred to as "relevant persons"). This communication is only directed at relevant persons and must not be acted on or relied on by persons other than relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Stabilisation/FSA

Contacts

Press Relations

Anne-Laurence de Villepin  +33 1 55 38 40 25

Investor Relations

Nicolas Nerot              +33 1 55 38 43 08


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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: May 5, 2004                           RHODIA

                                            By:    /s/ PIERRE PROT
                                                   -----------------------
                                            Name:  Pierre PROT
                                            Title: Chief Financial Officer



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